SenesTech, Inc.

23460 N 19th Avenue, Suite 110

Phoenix, Arizona 85027

March 31, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	SenesTech, Inc. Registration Statement on Form S-3 (the “Registration Statement”)

Filed as of November 19, 2021
File No. 333-261227

Dear Mr. Howes:

Reference is hereby made to our letter, filed as correspondence via EDGAR on March 29, 2022, in which we requested that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m., Eastern time, on Thursday, March 31, 2022, or as soon as practicable thereafter, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended. Pursuant to our conversation with the staff of the Securities and Exchange Commission, we hereby formally withdraw such request for acceleration of effectiveness. We plan to submit a new request for acceleration of effectiveness at a later date.

Very truly yours,

SENESTECH, INC.

By:	/s/ Thomas C. Chesterman
Name:	Thomas C. Chesterman
Title:	Chief Financial Officer